FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

February 27, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No    ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary general shareholders’ meeting held on March 24, 2004.

1. Notification to shareholders on General shareholders’ meeting

Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods”), located at d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation,

hereby notifies the shareholders of WBD Foods of an extraordinary general meeting of shareholders of WBD Foods to be held by way of remote voting.

Agenda of the general meeting of shareholders:

1.               Concerning approval of transactions involving interested parties.

Voting on this agenda item will be conducted using ballot papers.

Deadline for receipt of ballot papers: March 24, 2004, by 24:00 Moscow time.

Postal address to which to send completed ballot papers: d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation.

Date of preparation of the list of persons entitled to participate in the general meeting of shareholders: February 20, 2004 (at end of registrar’s business day).

Ballot papers expressing the shareholder’s vote must be signed by the shareholder, or by a representative of the shareholder on the basis of a power of attorney attached to the ballot paper and executed in the manner prescribed by article 57 of the Federal Law on Joint Stock Companies.

Materials relating to the agenda matter are attached to the ballot paper. Additionally, materials and documents to be provided to shareholders in preparation for the extraordinary meeting may be inspected at the location of WBD Foods from 10:00 to 16:00 (Moscow time) daily, except Saturday and Sunday.

WBD Foods OJSC Board of Directors

2. Draft Resolution of the General Meeting of Shareholders

In fulfillment of the requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions involving interested parties be approved:

1.  WBD Foods will provide Depsona CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 404,100,000 (four hundred four million one hundred thousand) rubles (beneficiary: Depsona CJSC).

2.  WBD Foods will provide Depsona CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 29,236,620 (twenty-nine million two hundred thirty-six thousand six hundred twenty) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Depsona CJSC).

3.  WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending June 15, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 900,000,000 (nine hundred million) rubles (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

4.  WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 14,597,700 (fourteen million five hundred ninety-seven thousand seven hundred) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

5.  WBD Foods will provide Ramenskoye Dairy OJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 51,979,995 (fifty-one million nine hundred seventy-nine thousand nine hundred ninety-five) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Ramenskoye Dairy OJSC).

6.  Kharkiv Dairy Plant AOOT (Seller) will sell, and WBD Foods (Buyer) will accept and pay for 1,066,611,600 shares of Seller’s additional stock issue at the price of 0.05 hryvnia per share, for a total price of 53,330,580 hryvni.

7.  WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2005, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 1,000,000,000.00 (one billion) rubles 0 kopecks (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

8.  WBD Foods OJSC will provide Tsaritsino Dairy OJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2005, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods OJSC (including the current debt amount approved earlier by the general meeting of shareholders, equal to USD 41,500,000 (forty-one million five hundred thousand dollars)) at any date must not exceed 1,871,845,550 rubles 0 kopecks (beneficiary: Tsaritsino Dairy OJSC).

BALLOT PAPER No 1

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company”)

Location: d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation

Form of meeting: remote voting

Deadline for receipt of ballot papers: March 24, 2004, by 24.00 Moscow time

Postal address to which to send ballot paper:
d. 16/15, Yauzsky bulvar, room 306, Moscow, 109028, Russian Federation

SHAREHOLDER:

Total number of votes held by shareholder:

Number of votes that may be voted by shareholder on this agenda item:

Voting on the first agenda item: Concerning approval of transactions involving interested parties.

Voting instructions

(Please familiarize yourself with the procedure for filling out the ballot paper before marking your vote!) The voter may select only one voting option, unless voting pursuant to the instructions of persons who acquired shares after the date of preparation of the list of persons entitled to participate in the meeting (“list preparation date”) or pursuant to the instructions of owners of depositary securities;

if more than one voting option is selected, the voter shall in the corresponding “number of votes cast” field specify the number of votes cast for that voting option, and make a note that the shares are being voted in accordance with the instructions of acquirers of shares assigned after the list preparation date and/or owners of depositary securities;

a person voting on the basis of a power of attorney issued with respect to shares assigned after the list preparation date shall in the corresponding “number of votes cast” field specify the number of votes cast for that voting option, and make a note that the shares are being voted on the basis of a power of attorney issued with respect to shares assigned after the list preparation date;

if not all shares were assigned after the list preparation date, the voter shall in the corresponding “number of votes cast” field specify the number of votes cast for the selected voting option, and make a note indicating the number of shares assigned after the list preparation date. If the same voting option is selected both for the voter’s shares and for shares assigned after the list preparation date (pursuant to the instructions of their acquirers), the votes shall be totaled.

Matter put to a vote (wording of resolution)

In fulfillment of the requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions involving interested parties be approved:

1.1. WBD Foods will provide Depsona CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 404,100,000 (four hundred four million one hundred thousand) rubles (beneficiary: Depsona CJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.2. WBD Foods will provide Depsona CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 29,236,620 (twenty-nine million two hundred thirty-six thousand six hundred twenty) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Depsona CJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.3. WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending June 15, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 900,000,000 (nine hundred million) rubles (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.4. WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 14,597,700 (fourteen million five hundred ninety-seven thousand seven hundred) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.5. WBD Foods will provide Ramenskoye Dairy OJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 51,979,995 (fifty-one million nine hundred seventy-nine thousand nine hundred ninety-five) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Ramenskoye Dairy OJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.6. Kharkiv Dairy Plant AOOT (Seller) will sell, and WBD Foods (Buyer) will accept and pay for 1,066,611,600 shares of Seller’s additional stock issue at the price of 0.05 hryvnia per share, for a total price of 53,330,580 hryvni.

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.7. WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2005, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 1,000,000,000.00 (one billion) rubles 0 kopecks (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

1.8. WBD Foods OJSC will provide Tsaritsino Dairy OJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2005, on the following terms: Borrower’s maximum current debt  (including loan interest) to WBD Foods OJSC (including the current debt amount approved earlier by the general meeting of shareholders, equal to USD 41,500,000 (forty-one million five hundred thousand dollars)) at any date must not exceed 1,871,845,550 rubles 0 kopecks (beneficiary: Tsaritsino Dairy OJSC).

VOTING OPTIONS

cross out the two undesired voting options

(leave only one voting option, except in the cases specified in the voting instructions)

	FOR	AGAINST	ABSTAINED

Fields for cases specified in the voting instructions
Number of votes cast

This ballot paper must be signed by the shareholder or shareholder’s representative

SIGNATURE

This ballot paper is void unless signed by the shareholder or shareholder’s representative!
(Individuals: also write surname and initials; legal entities: write the full name of the entity and the signing person’s title, surname and initials, and authority)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: February 27, 2004